SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AGREEMENT OF MERGER OF THE SHARES OF TIM SUL S.A. AND TIM NORDESTE TELECOMUNICAÇÕES S.A. TO THE ASSETS OF TIM PARTICIPAÇÕES S.A.

By this private instrument, the Parties hereunder:

TIM PARTICIPAÇÕES S.A. , a sociedade anônima with its head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n° 02.558.115/0001-21, represented herein pursuant to its by-laws (“TIMPART”);

TIM SUL S.A., a sociedade anônima with head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n° 02.332.397/0001-44, represented herein pursuant to its by-laws (“TIM Sul”); and

TIM NORDESTE TELECOMUNICAÇÕES S.A., a sociedade anônima, with head Office at Av. Ayrton Senna da Silva, 1633 , City of Jaboatão dos Guararapes, State of Pernambuco , registered with the CNPJ/MF Corporate Taxpayer Roll under nr. 02.336.993/0001-00, represented herein pursuant to its by-laws (“TIM Nordeste”);

TIMPART, TIM Sul and TIM Nordeste being also referred to herein, individually, as “Company” and, jointly, as “Companies”;

Whereas the management of the Companies has concluded in favor of the merger of all the shares of the companies TIM Sul and TIM Nordeste to the assets of TIMPART with the purpose of optimizing and integrating the administrative structure of said companies, consequently reducing the expenses associated with maintaining corporate controls and having a plurality of shareholders in three different entities , as well as allowing for a concentration of the liquidity of the shares of TIMPART;

Whereas the management of the Companies authorized (1) the submittal of the abovementioned merger to the respective shareholders for deliberation and (2) the execution of this agreement of merger;

The Companies hereby decide to execute, in the best form of the law, this Agreement of Merger, which has the purpose of establishing, pursuant to articles 224, 225 and 252 of Law no. 6404/76, the conditions for the merger of shares, which conditions shall be submitted for deliberation by the shareholders of the Companies, as provided by law:

AGREEMENT

Section One – SUMMARY OF THE TRANSACTION AND EQUITY INCREASES

1.1 The transaction which is the subject of this Agreement aims to merge all shares issued by TIM Sul and TIM Nordeste to the assets of TIMPART, so as to increase the equity of TIMPART by the book value of the shares held by the non-controlling/minority shareholders of TIM Sul and TIM Nordeste. As a result of this transaction, the current minority shareholders of TIM Sul and TIM Nordeste, which do not exercise withdrawal rights will receive shares of TIMPART, and TIM Sul and TIM Nordeste will become wholly owned subsidiaries of TIMPART, in other words, TIM Sul and TIM Nordeste will both have a single shareholder, TIMPART, which will own the totality of their respective capital stock, insofar as TIM Sul and TIM Nordeste shall remain different companies than TIMPART.

Section Two - APPRAISALS

2.1 Economic Value Appraisal. The economic value appraisal was performed by Banco ABN AMRO Real S.A., a financial institution headquartered at Av. Paulista n° 1.374, 16° floor, Centro, City and State of São Paulo, registered with the CNPJ/MF under n° 33.066.408/0001-15, specifically hired to do so, said appraiser having presented the respective appraisal report for purposes of the decisions of the Board of Directors and Special Shareholders Meetings of the Companies, attached hereto as exhibit I to this Agreement, in which TIM Sul, TIM Nordeste and TIMPART were appraised considering the audited net financial position of the Companies on March 31, 2005 based on the economic valuation, through the discounted cash flow method discounted at present value. Those appraisals resulted in a range of equity value using a variation of a discount rate and a variation of a cash flow growth rate on a perpetual basis. The average points of the valuation ranges are set forth in the table below:

COMPANY	THE AVERAGE POINTS OF THE ECONOMIC VALUATION RANGES ON 3/31/05 (in millions R$)	ECONOMIC VALUATION PER SHARE ON 3/31/05
TIMPART	R$6 , 987 , 164	R$0 . 0099
TIM SUL	R$4 , 397 , 856	R$0 . 2869
TIM NORDESTE	R$4,196 ,1 33	R$0 . 1444

2.2 Book Value Appraisal. The book value of the Companies was appraised by ACAL Consultoria e Auditoria S.S., headquartered at Av. Rio Branco n° 181, 18° floor, Centro, City and State of Rio de Janeiro, registered with the CNPJ/MF under the n° 28.005.734/0001-81, which was hired for executing this specific appraisal and which presented the valuation reports for purposes of the decisions of the Boards of Directors and Special Shareholders Meetings of the Companies, pursuant to exhibits II-A, II-B and II-C to this Agreement. The Companies were appraised by their book value, through the analysis of the audited financial statements dated March 31, 2005 . The results of said valuations are set forth in the table below:

COMPANY	BOOK VALUE ON 3/31/05 (millions of R$)	BOOK VALUE PER SHARE ON 3/31/05
TIMPART	R$2 , 114 , 123 . 00	R$0 . 0030
TIM SUL	R$1,139 , 681 . 00	R$0 . 0743
TIM NORDESTE	R$1,133,419 . 00	R$0.0390

2.3 Book Value Adjusted to Market Appraisal. Pursuant to article 264 of Law no. 6404/76, the appraisal based on the book value adjusted to market of the Companies was performed by ACAL Consultoria e Auditoria S.S., specifically hired for executing said valuations which presented the valuation reports for purposes of the decisions of the Boards of Directors and Special Shareholders Meetings of the Companies, pursuant to exhibits III-A, III-B and III-C to this Agreement. The Companies were appraised by their book value adjusted to market through the analysis of their audited financial statements dated March 31, 2005 . The results of such appraisal are set forth in the table below:

COMPANY	BOOK VALUE ADJUSTED TO MARKET on 3/31/05 (in thousands of R$)	BOOK VALUE ADJUSTED TO MARKET PER SHARE on 3/31/05
TIMPART	R$ 2,114,122.00	R$0.0030
TIM SUL	R$1,145 , 759.00	R$0.0747
TIM NORDESTE	R$1,141,140.00	R$0.0393

Section Three – EXCHANGE RATIOS

3.1 The exchange ratios contained in the tables in Section 3.2 below and in column 4 of Section 3.3 below have been established based on the average point in the valuation range contained in the appraisal report drafted by the specialized company, Banco ABN AMRO Real S.A., using the discounted cash flow method based on March 31, 2005. The Companies understood that the most equitable exchange ratios would be attained through the economic value

3.2 The shareholders of TIM Sul and TIM Nordeste who do not exercise their withdrawal rights will receive the following shares:

TIM SUL SHAREHOLDER	TYPE AND TOTAL AMOUNT OF ISSUED SHARES OF TIMPART TO BE RECEIVED (PER SHARE OF TIM SUL)
1 (one) common share of TIM Sul	28.8421 COMMON SHARES
1 (one) preferred share of TIM Sul	28.8421 PREFERRED SHARES

TIM NORDESTE SHAREHOLDER	TYPE AND TOTAL AMOUNT OF ISSUED SHARES OF TIMPART TO BE RECEIVED (PER SHARE OF TIM NORDESTE)
1 (one) common share of TIM Nordeste	14.5160 COMMON SHARES
1 (one) preferred share of TIM Nordeste	14.5160 PREFERRED SHARES

The exchange ratios above were based on an economic evaluation grounded on the discounted cash flow of the companies, as detailed in item Section 2.1 above.

3.3 Exchange Ratio and Calculation of the Exchange Ratio based on the Book Value adjusted to market of TIM Sul, TIM Nordeste and the Merging Entity (TIMPART). Since this transaction is a merger of shares between controlled/controlling companies, as set forth under article 264 of the Law nr. 6.404/76, ACAL Consultoria e Auditoria S.S., assigned the following amounts to the book value adjusted to market of TIM Sul, TIM Nordeste and TIMPART's shares on March 31, 2005:

COMPANY (1)	Book Value Adjusted to Market per Share (in R$) (2)	Exchange Ratio based on book value adjusted to market (3)	Exchange Ratio proposed based on economic valuation (4)	Withdrawal rights amount per share based on the book values of TIM Sul and TIM Nordeste (in R$) (5)
TIM Sul	R$ 0.0747	24.8342	28.8421	R$ 0.0743
TIM Nordeste	R$ 0.0393	13 . 0469	14 . 5160	R$ 0 . 0390

As the exchange ratio of the shares of TIM Sul and TIM Nordeste calculated using the economic valuation (column “4” above) is more advantageous than the exchange ration calculated using the book value adjusted to market (column “3” above), the dissenting shareholders of TIM Sul and TIM Nordeste will only be able to exercise their withdrawal based on the book value of TIM Sul and TIM Nordeste, as the case may be.

Section Four – EQUITY VARIATIONS

4.1 Since this transaction refers to a merger of shares, the equity variations after the base date of the balance sheet of the Companies shall be duly registered in their respective accounting books.

Section Five – INCREASE IN CAPITAL STOCK AND SHARES GRANTED TO THE SHAREHOLDERS OF TIM SUL AND TIM NORDESTE.

5.1 As a result of the merger, the capital s tock of TIMPART will be increased in the amount of R$ 415,068,708.68 (four hundred fifteen million, sixty eight thousand, seven hundred and eight reais and sixty eight cents). This increase will be represented by up to 160,311,357,056 (one hundred and sixty billion, three hundred and eleven million, three hundred and fifty-seven thousand, and fifty-six) shares, of which 28.724.403.535 (twenty eight billion, seven hundred and twenty-four million, four hundred and three thousand and five hundred and thirty-five) common shares and 131.586.953.521 (one hundred and thirty-one billion, five hundred and eighty-six million, nine hundred and fifty-three thousand, five hundred and twenty-one) preferred shares, all of which will be issued by TIMPART. However, the number of issued shares may be lower as a consequence of the exercise of withdrawal rights by the shareholders of TIM Sul and TIM Nordeste. TIMPART has only one class of common shares and one class of preferred shares. The shareholders of TIM Nordeste and TIM Sul will have the right to receive the following shares:

TIM SUL SHAREHOLDER	TOTAL AMOUNT AND CLASS OF SHARES ISSUED BY TIMPART THAT SHALL BE RECEIVED BY THE SHAREHOLDERS OF TIM SUL AS A RESULT OF THE MERGER
COMMON SHAREHOLDERS	18,991,882,325 COMMON SHARES
PREFERRED SHAREHOLDERS	63,464,535,075 PREFERRED SHARES

TIM NORDESTE SHAREHOLDER	TOTAL AMOUNT AND CLASS OF SHARES ISSUED BY TIMPART THAT SHALL BE RECEIVED BY THE SHAREHOLDERS OF TIM NORDESTE AS A RESULT OF THE MERGER
COMMON SHAREHOLDERS	9,732,521,211 COMMON SHARES
PREFERRED SHAREHOLDERS	68,122,418,446 PREFERRED SHARES

Section Six – GOVERNANCE AND ECONOMIC ADVANTAGES OF CONTROLLER SHARES AND THE REMAINING SHAREHOLDERS BEFORE AND AFTER THE TRANSACTION

6.1 The preferred and common shares issued by TIMPART owned by TIM Brasil Serviços e Participações S.A. , TIMPART's controlling shareholder, will not incur any voting or economic modifications. Said shares entitle the same rights and have the same characteristics of the shares held by non-controlling shareholders. The common and preferred shares issued by TIM SUL and TIM Nordeste, currently owned by TIMPART, controlling shareholder of TIM SUL and TIM Nordeste, will not have any modifications in their voting or economic rights. The remaining common shareholders of TIM Sul and TIM Nordeste will also not incur voting or economic modifications, since they will receive, respectively, common shares of TIMPART, which entitle the same rights and have the same characteristics of TIM Sul and TIM Nordeste's common shares, respectively. The holders of the preferred shares of TIM Sul and TIM Nordeste to be merged will receive preferred shares of TIMPART, which possess greater market liquidity in comparison to the merged preferred shares. TIMPART's preferred stock also retain voting rights that are not retained by TIM Sul and TIM Nordeste preferred shares, which include the right to vote at a Shareholders Meeting regarding: (i) the execution of contracts between TIMPART and parties related to its controlling shareholder and (ii) the power to revoke provisions in TIMPART's By-Laws. TIMPART's preferred shares also entitle the distribution of minimum non-cumulative dividends equal to 6% of the unit value of each share (in relation to the subscribed capital) or fixed dividends at the rate at 3% of the book value of the shares, whichever is greater. The calculation method of special dividends of certain types of shares issued by TIM Sul and TIM Nordeste differs from the calculation of TIMPART's preferred shares, as demonstrated below:

	Special Rights of TIM Nordeste and TIM Sul's Preferred Shares	Special Rights of TIMPART's Preferred Shares
Class A Preferred Shares of TIM Sul and TIM Nordeste	Dividend is 10% greater than the dividends distributed to the common shares.

Minimum non-cumulative dividends at the rate of 6% of the capital stock of the company divided by the total number of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class B Preferred Shares of TIM Sul and TIM Nordeste

Minimum non-cumulative dividends equivalent to 6% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class C Preferred Shares of TIM Nordeste

Fixed non-cumulative dividends equivalent to 12% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Class D Preferred Shares of TIM Nordeste

Minimum non-cumulative dividends equivalent to 8% per annum calculated over the amount of the capital stock represented by such class of shares divided by the total number of such class of shares and right to the same economic rights of any other kind of the company's shares or fixed dividends equivalent to 3% of the book value of the shares, whichever is greater.

Section Seven – COMPOSITION OF TIMPART'S CAPITAL STOCK AFTER THE TRANSACTION.

7.1 Assuming a scenario in which withdrawal rights would not be exercised by the shareholders of TIM SUL and TIM Nordeste , the capital stock of TIMPART, represented by the types and classes of shares, is described below.

Type/Class of TIMPART´s Shares	Number	Percentage of the total capital amount
Common shares	299,610,784,928	34.1%
Preferred Shares	579,966,010,498	65.9%

Section Eight - WITHDRAWAL RIGHTS

8.1 Withdrawal rights. The merger of shares transaction will result in withdrawal rights to common and preferred shareholders of TIM Sul and TIM Nordeste and to the common shareholders of the merging entity (TIMPART) that (a) dissent from the decision to merge (in other words, those who have voted against the merger or that have abstained from voting in the merger, or those that did not appear before the Special Shareholders Meeting that deliberated on said merger) and, (b) were holders of such shares on April 27, 2005, date of the publication of the material fact announcement regarding this transaction (paragraph 1 of article 137 of Law nr. 6.404/76). The preferred shareholders of TIMPART will not be entitled to withdrawal rights, given that their shares comply with the requisites of liquidity and dispersion as specified in subsection II of article 137 of Law nr. 6.404/76. In accordance with paragraph 3 of article 264 of Law number 6.404/76, the dissenting shareholders of TIM Sul and TIM Nordeste will have the option of exercising their withdrawal rights based on the book value valuation (column 5 of Section 3.3 above), which was determined based on the audited financial statements presented by TIM Sul and TIM Nordeste dated March 31, 2005, as described in sections 2.2 and 2.3 above.

Section Nine – RECONSIDERATION/ CANCELING OF THE TRANSACTION

9.1 In accordance with paragraph 3 of article 137 of Law nr. 6.404/76, if the total amount of withdrawal rights payment to dissident shareholders jeopardizes the financial stability of any of the aforementioned Companies, the management of the respective Company shall have the right to call, within 10 (ten) days after the end of the withdrawal rights period, a new Special Shareholders Meeting with the express purpose of ratifying or reconsidering the deliberation that approved the transaction, which is the subject of this Agreement of Merger .

Section Ten – AMENDMENTS TO TIMPART'S BY-LAWS.

10.1 As a result of this share merger, the Special Shareholders Meeting of TIMPART shall deliberate on an amendment to article 5 of TIMPART's By-laws, so as to reflect the new amount and composition of the capital stock, pursuant to Section 5 above.

10.2 Despite not related to the transaction which is the subject of this Agreement of Merger , articles 28, 29, 30 and 31 of TIMPART's By-Laws shall also be amended.

Section Eleven. DIVIDENDS

11.1 The shares issued by TIMPART as a result of the merger will be entitled to all dividends accrued after January 1st, 2005 . Henceforth, said shares will not be entitled to dividends accrued in the fiscal year ended on December 31, 2004 , since such dividends have already been declared in the Annual Shareholders Meeting of TIM Nordeste and TIM Sul held, respectively, on March 8th and 9 of 2005.

Section Twelve - SPECIAL PREMIUM RESERVES

12.1 The current transaction will not affect the accumulation of special premium reserves held by TIM Sul and TIM Nordeste, which will continue to generate credits in equivalent amounts with respect to TIMPART.

Section Thirteen - OTHER CONDITIONS TO WHICH THE SHARE MERGER IS SUBJECT TO

13.1 Since this is a share merger between companies of the same economic group, the transaction which is the subject of this Agreement of Merger is not subject to approval by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

13.2 Although this transaction does not require the approval of the National Telecommunications Agency (“ANATEL”), the latter will be informed for recording purposes.

13.3 This transaction is exempt of registration with the Securities and Exchange Commission (“SEC”), the U.S. capital market regulating agency, however SEC will be notified of the transaction, pursuant to the filing of Form 6-K. The shares to be issued upon the share merger shall be offered only outside of the United States of America , pursuant to Regulation S issued by SEC, in accordance with the Securities Act of 1933. The shares will not be recorded in accordance with said act and may not be sold in the United States of America without registration or waiver of registration. For a period of 40 (forty) days from the date of the Special Shareholders Meeting, referred to in Section 13.4 below, the holders of preferred shares of TIMPART, issued pursuant to this share merger shall not convert said shares into American Depositary Shares (“ADS”) . To that extent, whenever a shareholder wishes to convert preferred shares into ADSs, during said period, he/she must sign a statement indicating that the shares being deposited were not acquired as a result of the share merger which is the subject of this Agreement of Merger. This restriction shall have no impact whatsoever on the remaining outstanding preferred shares or ADSs.

13.4 The effectiveness of this Agreement of Merger is subject to the approval of shares that represent the majority of the voting shares of TIM Sul and TIM Nordeste in their respective Special Shareholder meetings, as well as by the majority of TIMPART's common stock shareholders present in their Special Shareholder Meeting.

JUSTIFICATION

Section Fourteen – REASONS FOR THE SHARE MERGER

14.1 The corporate restructuring of the parties pursuant to the merger of all the shares of TIM Sul and TIM Nordeste into TIMPART aims, mainly, to concentrate the liquidity of the shares issued by TIMPART, as well as to reduce the expenses related to maintaining corporate controls and to having a plurality of shareholders in three different entities .

And being thus fair and agreed, the Companies sign this Agreement in 6 (six) counterparts of equal content and form and for one sole purpose, in the presence of the undersigned witnesses.

Jaboatão dos Guararapes and Curitiba , April 26, 2005 .

Paulo Roberto Cruz Cozza
Financial and Investor Relations Officer
TIM PARTICIPAÇÕES S.A.

Mario Cesar Pereira de Araujo
Chief Executive Officer
TIM SUL S.A.

Mario Cesar Pereira de Araujo
Chief Executive Officer
TIM NORDESTE TELECOMUNICAÇÕES S.A.

  Witnesses:

1. _________________________
Name: _____________________
ID: ________________________

2. _________________________
Name: _____________________
ID: ________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer